LuxUrban Hotels Inc.

2125 Biscayne Blvd

Miami, Florida 33137

May 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	LuxUrban Hotels Inc.(the “Company”) Registration Statement on Form S-3 File No. 333-278883

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM on May 8, 2024, or as soon thereafter as is practicable.

Very truly yours,

LUXURBAN HOTELS INC.

By:	/s/ Shanoop Kothari
Name:	Shanoop Kothari
Title:	Chief Executive Officer